SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



SEC MAIL PROCESSING
JUN 30 2003
WASH. D.C. SECTION

FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



PROCESSED
JUL 02 2003
THOMSON FINANCIAL

Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the Issuer named below:

MARATHON ELECTRIC 401(K) SAVINGS PLAN
100 EAST RANDOLPH STREET
WAUSAU, WISCONSIN 54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

REGAL-BELOIT CORPORATION
200 STATE STREET
BELOIT, WI 53511



03025836

REQUIRED INFORMATION

Marathon Electric 401(K) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2001 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARATHON ELECTRIC 401(K) SAVINGS PLAN

By: Marathon Electric 401(K) Savings Plan Administrative Committee and Plan Administrator



Kenneth F. Kaplan

June 27, 2003



Fritz Hollenbach

June 27, 2003

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-48795 of Regal-Beloit Corporation on Form S-8 of our report dated June 13, 2003, appearing in this Annual Report on Form 11-K of Marathon Electric 401(k) Savings Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Milwaukee, Wisconsin

June 26, 2003

MARATHON ELECTRIC
401(K) SAVINGS PLAN
(FORMERLY THE MARATHON ELECTRIC HOURLY 401(K) SAVINGS PLAN)

Financial Statements - Modified Cash Basis as of and for the Years Ended December 31, 2002 and 2001 and Independent Auditors' Report

MARATHON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY THE MARATHON ELECTRIC HOURLY 401(K) SAVINGS PLAN)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits - Modified Cash Basis as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis for the Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements - Modified Cash Basis	4-10

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Income Act of 1974 have been omitted because they are not applicable.

Deloitte & Touche LLP
411 E. Wisconsin Avenue
Milwaukee, Wisconsin 53202-4496

Tel: (414) 271-3000
www.deloitte.com



INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of the
Marathon Electric 401(k) Savings Plan
(formerly the Marathon Electric Hourly 401(k) Plan):

We have audited the accompanying statements of net assets available for benefits - modified cash basis of the Marathon Electric 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits - modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on a modified cash basis, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended on the basis of accounting described in Note 2.

Deloitte & Touche LLP

June 13, 2003

MARATHON ELECTRIC 401(k) SAVINGS PLAN
(FORMERLY THE MARATHON ELECTRIC HOURLY 401(K) SAVINGS PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS -		
Investments, at Fair Value - Marathon Electric Master Pension Trust	$10,160,364	$11,186,533
NET ASSETS AVAILABLE FOR PLAN BENEFITS	$10,160,364	$11,186,533

See notes to financial statements - modified cash basis.

MARATHON ELECTRIC 401(K) SAVINGS PLAN
(FORMERLY THE MARATHON ELECTRIC HOURLY 401(K) SAVINGS PLAN)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - MODIFIED CASH BASIS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CONTRIBUTIONS:		
Employer	$ 499,385	$ 496,532
Participants	1,052,889	1,085,479
Total contributions	1,552,274	1,582,011
DEDUCTIONS:		
Net investment loss in Marathon Electric Master Pension Trust	1,822,851	97,048
Benefits paid to participants	689,063	848,945
Administrative expenses and other	700	-
Transfers to other Company plans	65,829	71,350
Total deductions	2,578,443	1,017,343
NET (DECREASE) INCREASE	(1,026,169)	564,668
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	11,186,533	10,621,865
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 10,160,364	$ 11,186,533

See notes to financial statements - modified cash basis.

1. DESCRIPTION OF PLAN AND FUNDING POLICY

The following description of the Marathon Electric 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General - Effective January 1, 2002, the plan name was changed from Marathon Electric Hourly 401(k) Savings Plan to Marathon Electric 401(k) Savings Plan. The Plan is a defined contribution plan covering all hourly employees and truck drivers of the Marathon Electric Manufacturing Corporation, a wholly-owned subsidiary of Regal-Beloit Corporation, and its subsidiary, the Marathon Special Products Corporation and substantially all salaried employees at the Blytheville facility (referred to collectively as the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participation - An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the employee obtaining the age of 21 or completion of the qualifying period. Prior to January 1, 2002, the qualifying period for most employees was defined as the 12 month period commencing after the date of employment or any subsequent January 1, during which the employee completed at least 1,000 service hours. Effective January 1, 2002, the qualifying period was amended to be the 6 month period commencing after the date of employment, or any subsequent January 1 during which the employee completes at least 500 service hours. At the Wausau facility, hourly employees and truck drivers are eligible after completing a probationary period.

Plan Administrator - Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the Board of Directors of the Company. The Plan's trustee, custodian, and recordkeeper, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

Contributions - Participants represented by Local 1791 I.B.E.W. are allowed to contribute up to a maximum of $11,000 and $10,500 for 2002 and 2001, respectively, or at such higher amount permitted by IRS Code Section 402(a).

Prior to January 1, 2002, participants were allowed to contribute up to a maximum of 15% of pretax annual income for employees represented by Local 1076 I.B.E.W., and employees at the Lincoln, West Plains, Lebanon, Brownsville, and Blytheville facilities as defined by the Plan. Participants are allowed to contribute up to a maximum of 10% of pretax annual income for employees represented by local 446 and employees at the Lima facility. Effective January 1, 2002, the maximum deferral percentage was increased to 100% for employees of the West Plains, Lebanon, Brownsville, and Blytheville facilities. The Lincoln Motors facility was closed during 2001. No employee contributions were made to the Plan during 2002 for hourly employees at Lincoln Motors.

Effective January 1, 2002, the Plan was amended to allow "catch-up" contributions for all participants defined by the Plan age 50 and older, subject to certain limitations under the Internal Revenue Code ("IRC").

The Company currently matches 50% of the portion of an employee's contribution up to 5% of pretax income for employees represented by Local 1791 I.B.E.W.; 4% for employees represented by Teamsters Local 446; 3% for employees at the West Plains, Lebanon, Lincoln, Brownsville and Blytheville facilities. Due to the closure of the Lincoln Motors facility in 2001, no employer contribution was made to the Plan for Lincoln employees during 2002.

From April 1, 2000 to March 30, 2001 the Company matched 30% of an employee's contribution up to 3 1/2% of pretax income for employees represented by Local 1076 I.B.E.W. Effective April 1, 2001, the Company is matching 35% of an employee's contribution up to 4% of pretax income for employees represented by Local 1076 I.B.E.W.

There is no company match for Lima participants. Lima employees who are employed on January 1, and who complete their probationary period by that date, receive a Company contribution of $1,000 for one year's service and a prorated amount for less than one year of service.

The Company will also make an annual contribution equal to 2% of eligible pay for substantially all employees of the Blytheville facility.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, participant forfeitures, and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting - Participants are 100% vested in their contributions and the earnings on those contributions. Prior to January 1, 2002, Company contributions and the earnings thereon vested after the earlier of three years of Plan participation or five years of eligible service as defined in the Plan document. There was no partial vesting. Effective January 1, 2002, vesting provisions were changed to 100% vesting in Company contributions following three years of service.

Investment Options - For the period January 1, 2001 through September 30, 2002, participants could direct their contributions and any related earnings thereon in 10% increments, into six investment options: Northern Capital Equity Fund, American Century Balanced Fund, M&I Stable Principal Fund, Fidelity Advisor Growth Fund, Templeton Foreign Fund and Regal-Beloit Corporation Master Trust. Participants could change their investment elections every thirty days.

Effective October 1, 2002, participants are able to change their investment options in 10% increments, 12 times per quarter. The Northern Capital Equity Fund, American Century Balanced Fund, and Fidelity Advisor Growth Fund were removed from the investment options, and the following investment options became available to participants: Pimco Funds Total Return Fund, Dodge & Cox Balanced Fund, Vanguard Index 500 Fund, AIM Basic Value Fund, ABN AMRO/Chicago Capital Growth Fund Class N, Strong Opportunity Fund, and Baron Asset Fund - Growth & Income Fund.

Investment Risk - The Plan provides for investment in mutual funds, a common collective fund and Company stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

Participant Loans - Effective December 1, 2002, the Plan was amended to include a loan provision. Loan terms range from one year to five years, or ten years for the purchase of a primary residence. Loans are limited to 50% of the participant's account up to $50,000, less a participant's highest outstanding loan balance under the Plan in the preceding 12 months. Loans bear interest at the prime rate for one to five year loans or the 15 year mortgage rate for the ten year loans. Interest rates on existing loans outstanding at December 31, 2002 ranged from 4.25% to 6.25%. Principal and interest are primarily paid through payroll deductions.

Benefit Payments - Benefits paid to participants represent the vested amount paid to participants or beneficiaries related to retirement, death, disability, termination or financial hardship. Benefit payments are made in lump-sum distributions upon the request of the participant or beneficiary.

Forfeitures - Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution and are allocated to remaining participants. The amount of forfeitures allocable to remaining participants at December 31, 2002 and 2001, were $4,018 and $2,891, respectively.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

Contributions - Contributions are recognized at the time such amounts are received rather than when contributed.

Benefit Payments - Benefit payments to participants are recorded when paid.

Administrative Expenses - Substantially all administrative expenses are paid by the Company.

Investment Loss in Master Trust - Net realized and unrealized appreciation (depreciation), dividend income, and interest income, are recorded in the accompanying statements of changes in net assets available for plan benefits as investment loss in the Marathon Electric Master Pension Trust.

3. INVESTMENT IN MARATHON ELECTRIC MASTER PENSION TRUST

The Plan's investments, except the investment in the Regal-Beloit Corporation Master Trust (see Note 4), are commingled with the assets of several other Company plans in the Marathon Electric Master Pension Trust (the "Master Trust"). Investments of the Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of Master Trust assets.

The assets of each Plan are segregated within the accounts of the Master Trust. The fair value of the assets held in the Master Trust as of December 31, are as follows:

	2002	2001
Cash	$ 188,534	$ 231,731
Accrued interest and dividends	89,872	84,663
Marshall Money Market Fund*	826,814	1,373,875
M&I Stable Principal Fund*	16,215,187	13,048,696
Pimco Funds Total Return Fund	811,071	-
Common Stocks	22,581,021	30,204,061
AIM Basic Value Fund	2,246,184	-
Baron Asset Fund - Growth & Income Fund	256,318	-
ABN AMRO/Chicago Capital Growth Fund Class N	7,927,457	-
Dodge & Cox Balanced Fund	4,988,503	-
Strong Opportunity Fund	110,012	-
Vanguard Index 500 Fund	4,284,867	-
American Century Balanced Fund	-	5,692,362
Northern Capital Equity Fund	-	18,411,587
Fidelity Advisor Growth Fund	-	6,014,518
Templeton Foreign Fund	1,495,674	1,655,518
Regal-Beloit Corporation Master Trust	993,335	1,074,956
Fixed Income Securities	15,048,800	14,298,746
Participant Loans	643,240	795,994
Total assets of the Master Trust	$78,706,889	$92,886,707

*Represents party-in-interest

The Marshall Money Market Fund is controlled by Marshall & Ilsley Corporation, the parent company of the Trustee. The M&I Stable Principal Fund is a collective investment fund operated by the Trustee.

Allocations of assets of the Master Trust to participating plans as of December 31, are as follows:

	2002		2001	
	Amount	%	Amount	%
Marathon Electric Salaried Employees' Pension Plan	$27,237,028	34.6 %	$32,356,153	34.8 %
Marathon Electric Wausau Hourly Pension Plan	11,431,416	14.5	13,772,629	14.8
Marathon Electric 401(k) Savings Plan	10,160,364	12.9	11,186,533	12.1
Marathon Electric Salaried Employees' 401(k) Savings Plan	29,878,081	38.0	35,571,392	38.3
Total assets of the Master Trust	$78,706,889	100.0 %	$92,886,707	100.0 %

Master Trust loss and its allocation to the participating plans for the years ended December 31, are as follows:

	2002	2001
Interest and dividend income	$ 2,149,310	$ 907,147
Unrealized depreciation in the fair value of investments, net	(15,152,825)	(4,483,247)
Miscellaneous income	-	33,042
Total Master Trust loss	$ (13,003,515)	$(3,543,058)

Allocations of the Master Trust loss to participating plans for the years ended December 31, 2002 and 2001 are as follows:

	2002	2001
Marathon Electric Salaried Employees' Pension Plan	$ (3,896,814)	$(1,931,968)
Marathon Electric Wausau Hourly Pension Plan	(1,655,296)	(835,300)
Marathon Electric Salaried Employees' 401(k) Savings Plan	(5,626,554)	(678,742)
Marathon Electric 401(k) Savings Plan	(1,822,851)	(97,048)
Total Master Trust loss	$ (13,001,515)	$(3,543,058)

Included in the Master Trust are investments in the Regal Beloit Corporation Master Trust (see Note 4).

4. PLAN PARTICIPATION IN THE REGAL-BELOIT CORPORATION MASTER TRUST

The Plan enables participants to purchase Regal-Beloit Corporation common stock through an "Employee Stock Fund." The Plan's investment in Regal-Beloit Corporation common stock is commingled with four other Company plans into the Regal-Beloit Corporation Master Trust ("RBC Master Trust"). Investments of the RBC Master Trust are carried at fair value as determined by the Trustee through reference to published data. Fees and expenses relating to investment transactions are allocated by the Trustee to participating plans based on each plan's share of RBC Master Trust assets. Earnings and market adjustments relating to investment transactions are allocated by the Trustee to the participating plans based on each plan's specific share of RBC Master Trust assets.

The assets of the Plan are commingled and are segregated in the accounts of the RBC Master Trust. The fair value of the assets held in the RBC Master Trust as of December 31, 2002 and 2001 is as follows:

	2002	2001
Regal-Beloit Corporation Common Stock	$11,484,443	$12,938,147
Marshall Money Market Fund	214,748	151,880
Accrued income	-	70,150
Total assets of the RBC Master Trust	$11,699,191	$13,160,177

At December 31, 2002 and 2001, the RBC Master Trust held 554,804 and 593,493 shares of Regal-Beloit Corporation Common Stock, respectively.

Allocations of assets of the RBC Master Trust to participating plans as of December 31, 2002 and 2001 are as follows:

	Amount	%	Amount	%
Regal-Beloit Corporation Personal Savings Plan	$ 5,469,309	46.75 %	$ 6,079,206	46.19 %
Regal-Beloit Corporation Profit Sharing Plan	4,573,491	39.09	5,353,836	40.68
Regal-Beloit Corporation Savings and Protection Plan	663,052	5.67	652,179	4.96
Marathon Electric Salaried Employees' 401(k) Savings Plan	798,430	6.82	826,793	6.28
Marathon Electric 401(k) Savings Plan	194,905	1.66	248,163	1.89
Leeson Electric 401(k) Savings Plan	4	0.01	-	-
Total assets of the RBC Master Trust	$11,699,191	100.00 %	$13,160,177	100.00 %

RBC Master Trust income (loss) for the years ended December 31, 2002 and 2001 is as follows:

	2002	2001
Investment income (loss):		
Interest and dividend income	$ 210,443	$ 301,031
Net (depreciation) appreciation in fair value of Regal-Beloit Corporation Common Stock	(468,464)	3,039,231
Total RBC Master Trust (loss) income	$ (258,021)	$ 3,340,262

A pro rata portion of this (loss) income has been allocated to the Marathon Electric Master Pension Trust.

5. GUARANTEED INVESTMENT CONTRACTS

The Plan invests in the M&I Stable Principal Fund. The M&I Stable Principal Fund primarily invests guaranteed investment contracts and synthetic guaranteed investment contracts, which are fully benefit-responsive. Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company, which approximates fair value. The crediting interest rates are reset daily. The crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 4.94% and 5.55%, respectively. The average yield of the investment contracts for the years ended December 31, 2002 and 2001 was 4.94% and 5.55%, respectively. There are no limitations or guarantees on the contracts.

6. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 26, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has obtained a letter from the Internal Revenue Service dated March 19, 2003, approving the amendments dated March 27, 1998 and February 18, 2002. Therefore, they believe the Plan is qualified and the selected trust remains tax-exempt as of the financial statement date.

7. RELATED PARTY TRANSACTIONS

Master Trust assets are invested in mutual funds and a common collective fund managed by the Trustee. The investment in the Regal-Beloit Company Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

8. SUBSEQUENT EVENTS

Subsequent to December 31, 2002, the following change was made to the Plan:

- Effective January 1, 2003, the Company contribution for employees at the Lima facility was increased to $1,100.

* * * * * *